Exhibit 99.1

COLLECTIVE MINING LTD.

Annual Meeting of Holders of Common Shares of Collective Mining Ltd. (the “Issuer”)

June 16, 2025

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations – Section 11.3

1.	Election of Directors

The nominees listed in the management information circular of the Issuer dated May 9, 2025, were elected as directors of the Issuer to hold office for the ensuing year or until their successors are elected or appointed. The Issuer received the following votes with respect to the election of the five nominees:

Nominee	Outcome of Vote	Votes For	% For	Votes Withheld	% Withheld
Ari Sussman	Carried	48,873,509	99.999	336	0.001
Jasper Bertisen	Carried	48,873,409	99.999	436	0.001
María Constanza García Botero	Carried	48,873,509	99.999	336	0.001
Ashwath Mehra	Carried	48,873,509	99.999	336	0.001
Angela María Orozco Gómez	Carried	48,469,579	99.173	404,266	0.827

2.	Appointment of Auditors

BDO Canada LLP were appointed auditor of the Issuer to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, and the directors of the Issuer were authorized to fix the remuneration of the auditors. The Issuer received the following votes with respect to the election of the auditor:

Outcome of Vote	Votes For	% For	Votes Withheld	% Withheld
Carried	49,053,833	99.999	310	0.001

DATED this 16th day of June, 2025

COLLECTIVE MINING LTD.

/s/ Paul Begin
Paul Begin
Chief Financial Officer